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AD 6/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

11021508

SEC Mail Processing Section
MAY 3 1 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68226

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Avendus Capital, Inc

OFFICIAL USE ONLY
FIRM ID. NO. 150160

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue, 16th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Puneet Shivam, Executive Director (212) 351-5067
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AD 6/2

OATH OR AFFIRMATION

I, Puneet Shivam, Executive Director, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Avendus Capital, Inc. (Company), as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Puneet Shivam, Executive Director

Sworn and subscribed to before me this 27th day of May, 2011.

This report contains (check all applicable boxes):**

			Page
		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing page.	
(x)	(b)	Statement of Financial Condition.	2
(x)	(c)	Statement of Operations and Other Comprehensive (Loss).	3
(x)	(d)	Statement of Changes in Stockholder's Equity.	4
(x)	(e)	Statement of Cash Flows.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Statement of Start-up expenses	6
(x)		Notes to Financial Statements.	7 – 10
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	11
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	12
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report.	13 - 14
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	15 - 16

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SHUI KAM LEI, NOTARY PUBLIC
State of New York, NO. 0LE6161424
Qualified in Kings County
Commission Expires February 26, 2015

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Avendus Capital, Inc.

We have audited the accompanying balance sheet of Avendus Capital, Inc. as of March 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avendus Capital, Inc. at March 31, 2011, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
May 24, 2011

AVENDUS CAPITAL INC.
BALANCE SHEET
MARCH 31, 2011

ASSETS

Cash	$	208,792
Accounts receivable		159,612
Other receivable		1,500
Prepaid expenses		7,086
Security deposits		11,840
Total Assets	$	388,830

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	39,633
Total Liabilities		39,633
Stockholder's Equity		
Common stock - $0.01 par value 1,000,000 authorized; 700,000 issued and outstanding		7,000
Additional paid-in-capital		1,393,000
Accumulated (deficit)		(1,050,803)
Total Stockholder's Equity		349,197
Total Liabilities and Stockholder's Equity	$	388,830

AVENDUS CAPITAL INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM SEPTEMBER 29, 2010
(COMMENCEMENT OF OPERATIONS) THROUGH MARCH 31, 2011

Revenues:	
Fees	$ 607,226
Total Revenues	607,226
Costs and Expenses:	
Advertising	20,000
Professional fees	31,611
Rent	42,516
Brokerage registrations and fees	1,590
Office salary	27,563
Office supplies and expense	4,396
Utilities and telephone	9,957
Travel and entertainment	30,030
Compensation - Executive Director	437,500
Payroll taxes and fringes	20,442
Taxes	789
Total Costs and Expenses	626,394
Net Loss	$ (19,168)

AVENDUS CAPITAL INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2011

Cash Flows From Operating Activities:		
Net Loss	$	(19,168)
Adjustment to reconcile net loss to net cash (used) by operating activities:		
Changes in operating assets and liabilities:		
(Increase) in accounts receivable		(159,612)
(Increase) in other receivable		(1,500)
(Increase) in prepaid expenses		(7,086)
Increase in accounts payable and accrued expenses		19,314
(Decrease) in corporate taxes payable		(1,425)
(Decrease) in due to parent company		(19,808)
Net cash (used) by operating activities		(189,285)
Cash flows from investing activities:		
Start-up expense		(198,955)
Net cash (used) by investing activities		(198,955)
Cash flows from financing activities:		
Net cash provided by financing activities		-
Net (decrease) in cash		(388,240)
Cash at beginning of year		597,032
Cash at end of year	$	208,792

See Independent Accountants' Report and Accompanying Notes

AVENDUS CAPITAL INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2011

	Common Stock	Additional paid-in-capital	Accumulated (deficit)	Total Stockholder's Equity
Balances, April 1, 2010	$ 7,000	$ 1,393,000	$ (832,679)	$ 567,321
Start-up expense			(198,955)	(198,955)
Net Loss			(19,168)	(19,168)
Balances, March 31, 2011	$ 7,000	$ 1,393,000	$ (1,050,803)	$ 349,197

See Independent Accountants' Report and Accompanying Notes

AVENDUS CAPITAL INC.
STATEMENT OF START-UP EXPENSES AND ACCUMULATED DEFICIT
FOR THE PERIOD FROM DECEMBER 31, 2007 (INCEPTION) TO SEPTEMBER 28, 2010 (OPERATIONS START-UP DATE)

	Inception through 3/31/09	4/1/2009 through 3/31/10	4/1/2010 through 9/28/2010	Inception through 9/28/10
Start-Up Expenses:				
Compensation - executive director	$ 187,562	$ 168,750	$ 60,000	$ 416,312
Office salary and wages	46,065	53,137	28,238	127,440
Payroll taxes and benefits	17,704	15,278	9,660	42,642
Occupancy costs	66,968	88,293	36,215	191,476
Travel and entertainment	25,265	33,256	25,192	83,713
Legal and professional fees	45,856	31,436	24,260	101,552
Regulatory and examination fees	-	4,500	962	5,462
Office expenses	6,747	12,165	4,629	23,541
Interest expense	-	3,036	-	3,036
Telephone and communications	3,208	10,732	9,301	23,241
State and local corporate taxes	3,275	1,794	-	5,069
Organization expense	2,924	-	-	2,924
Insurance	1,780	2,950	498	5,228
Total	407,354	425,327	198,955	1,031,636
Accumulated Deficit: Beginning	-	407,354	832,681	-
Accumulated Deficit: End	$ 407,354	$ 832,681	$ 1,031,636	$ 1,031,636
Loss per share (basic and diluted)	2.0368	1.3087	0.6122	

AVENDUS CAPITAL INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2011

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Avendus Capital Inc. is a Delaware Corporation formed on December 21, 2007 and is the wholly owned subsidiary of Avendus Capital Private Limited, located in India. Avendus Capital Private Limited is referred herein to as the Parent or Parent Company.

The Parent Company acquired all of the issued and outstanding stock of Avendus Capital Inc. referred herein as the Subsidiary Company or Subsidiary or Development Stage Enterprise or Company in July 2008 and infused a capital contribution of $400,000 in August, 2008, and an additional amount of $1,000,000 in December, 2009.

The Subsidiary Company (Avendus Capital, Inc.) commenced operations as a Broker/Dealer on September 28, 2010 with its membership approval on September 28, 2010 in the 'Financial Industry Regulatory Authority" (FINRA). The presentation of its financial statements are in conformity with accounting principles generally accepted in the United States of America and these statements reflect the accepted principles that apply to the development stage subsidiary (December, 2007 through September, 2010) of the operating Parent.

The financial statements for the year ended March 31, 2011 do not reflect any revenues during the developmental stage, prior to September 29, 2010. The revenues were earned between September 29, 2010 and ending March 31, 2011 and the start-up expenses (April 1, 2010 through September 29, 2010) are presented separately as a start-up expense in the statements of shareholders' equity and cash flows for the year ended March 31, 2011.

The Company as a member of FINRA earns its revenues consisting of fees from consulting and investment banking.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Fees receivable

The fees receivable consist of $139,612 from Avendus Capital Private, Limited (Parent Company) as a result of revenues earned and expense reimbursements incurred per an Intercompany Services Agreement dated October 1, 2010.

The remaining $20,000 was earned from a non-related party and was paid in April, 2011.

Risks and Uncertainties

The Company is subject to substantial risks from, among other things, changes in the economic climate and its effect on prospective clients and their need for capital or financial advisory services that will be offered by Avendus Capital Inc., rapidly changing customer requirements, limited operating history, and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in an additional loss to the Company but that will only be resolved when one or more future events occur or fail to occur. The Company's management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies, there are no legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings. If the assessment of a contingency indicates that it is probable and that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. There are no such accruals on these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Fair Value of Financial Assets and Liabilities

The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles and the carrying values approximate fair value and current market rates.

Cash

The Company maintains its accounts at Citibank and the amount is fully insured by the Federal Deposit Insurance Corporation (FDIC). Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum.

Start-Up Expenses

The Company had been a “Developmental Stage Enterprise” until September 28, 2010 and the “Start-Up” Expenses have been written off as an expense in accordance with accounting principles generally accepted in the United States.

The Start-Up expenses incurred from December, 2007 (Inception) through September 28, 2010 (Commencement of Operations) were $1,028,712 are capitalized and will be amortized for income tax purpose over 15 years commencing October 1, 2010

Amortization - 3/31/2011	=	$28,659
3/31/2012 through 9/30/2025	=	$68,781 per year

Organization Expenses

The Company incurred “Organization Expenses” of $2,924 which will be amortized for income tax purpose over five years.

Income Taxes

Deferred tax assets and liabilities are not included in the financial statements. When realization of timing differences is more certain, deferred tax assets or liabilities will be recorded as prescribed in FASB ASC 740-10-1 through 25, (formerly SFAS No. 109), “Accounting for Income Taxes". The Company has a net operating loss tax carry-forward of approximately $52,000 at 3/31/2011.

A provision for minimum State and Local taxes has been provided.

Earnings (Loss) Per Share

The Company uses FASB ASC 260-10, (formerly SFAS No. 128), "Earnings per Share," for calculating the basic and diluted earnings (loss) per share. Basic earnings (loss) per share are computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding.

Diluted earnings per share are computed similar to basic earnings per share except that the denominator is increased to include common stock equivalents, if any, as if the potential common shares had been issued. There are no common stock equivalents, therefore losses per share either basic or diluted are the same.

Comprehensive Income

The Company complies with FASB ASC 220-10-45-3 and 45-5 (formerly SFAS No. 130. Reporting Comprehensive Income, Paragraphs 9 and 14) which requires comprehensive income to be reported when a company presents a full set of financial statements that report financial position, results of operations, and cash flows. Comprehensive income refers to net income plus other comprehensive income that are reported as separate components of shareholders' equity. There was no comprehensive income or expense disclosures required in the fiscal year ended March 31, 2011.

Fair Value Measurement

The Company complies with FASB ASC 820-5-1(formerly SFAS No. 157) in determining the value of monetary assets. The Company complies with the reporting requirements of FASB ASC 820-5 but does not have any cash equivalents or other monetary assets.

NOTE 3 - COMMITMENTS

The Company occupies office space at 100 Park Avenue, New York, NY, USA under a short term lease for office space and facilities under an operating lease that expires on August 31, 2011. The Company has paid the landlord a rent security deposit of $11,840.00. The Company expects to renew its lease.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Parent Company advanced "Organization Expenses" and legal fees on behalf of Avendus Capital, Inc. This amount ($19,808) is due to the Parent Company as of March 31, 2011.

The Company provided services per an "Intercompany Services Agreement" dated October 10, 2010.

The total revenues and reimbursements per this agreement for the fiscal year ended March 31, 2011 was $287,225 and the receivable from the "Parent Company" at March 31, 2011 was $139,612. The receivable from the "Parent Company" is included in accounts receivable and has been reduced by the $19,808 advanced for "Organization Expenses" and legal fees.

NOTE 5 - GOING CONCERN

The Subsidiary Company, although showing losses due to start-up expenses and no revenues prior to the date the Company started doing business (September 28, 2010) anticipates highly profitable operations and has the financial resources of the "Parent Company" at its disposal if additional capital is required.

AVENDUS CAPITAL INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2011

NET CAPITAL:	
Total stockholder's equity	$ 349,197
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	(159,612)
Other receivable	(1,500)
Prepaid expenses	(7,086)
Furniture and equipment	
Security deposits	(11,840)
Net capital before haircuts on securities positions	169,160
Haircuts on securities positions	
Net Capital	$ 169,160
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 39,633
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital	$ 164,160
Net capital less greater of 10% of total AI or 120% of minimum net capital	$ 163,160
Ratio: Aggregate indebtedness to net capital is	23%

The difference between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of March 31, 2011 is attributable to the following:

Net capital was report by Company	$ 149,351
Adjustment of reclassification of parent company payable	19,808
Net capital per audited report	$ 169,159

AVENDUS CAPITAL INC.
Information Relating to the Possession or Control Requirements
Under Sec. 240.15c3-3
March 31, 2011

Schedule II

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph k(2)(i) of the rule.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Avendus Capital, Inc.
100 Park Avenue
16th Floor
New York, NY 10017

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2011, which were agreed to by Avendus Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Avendus Capital, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Avendus Capital, Inc.'s management is responsible for the Avendus Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2011 as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
May 24, 2011

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Avendus Capital, Inc.

In planning and performing our audit of the financial statements of Avendus Capital, Inc. (the "Company"), for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we consider the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons;

2) Recordation of differences required by Rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more that a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2011, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
May 24, 2011

AVENDUS CAPITAL INC.

(SEC I.D. No. 8-68226)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED MARCH 31, 2011

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL